U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

              General Form for Registration of Securities of Small Business issuers Under Section 12(b) or 12(g) of the
                             Securities Act of 1934


                              Harvey Westbury Corp.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


            Nevada                                               56-2515076
---------------------------------                            -------------------
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or organization)                            Identification No.)


            18B East Fifth Street, Paterson, New Jersey       07524
            -------------------------------------------     ---------
           (Address of Principal Executive Offices)         (Zip Code)


                                 (973) 684-0800
                           ---------------------------
                           (Issuer's Telephone Number)


 Securities to be registered under Section 12(b) of the Act:   None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of Class)


Indicate by, check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State Issuer's Revenues for its most recent fiscal year. $569,056

Aggregate market value of the voting stock held by non-affiliates of registrant:
$0 as of December 31, 2004

Number of shares outstanding as of December 31, 2004: 10,000,000

Documents incorporated by reference: None.

                                TABLE OF CONTENTS

                                                                          PAGE #
                                                                          ------
PART I

  ITEM 1.  DESCRIPTION OF BUSINESS                                           1

  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION         9

  ITEM 3.  DESCRIPTION OF PROPERTY                                          11

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   11

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS     11

  ITEM 6.  EXECUTIVE COMPENSATION                                           12

  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   12

  ITEM 8.  DESCRIPTION OF SECURITIES                                        12

PART II

  ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
            AND RELATED STOCKHOLDER MATTERS.                                14

  ITEM 2.  LEGAL PROCEEDINGS                                                14

  ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
            AND FINANCIAL DISCLOSURE                                        14

  ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES                           14

  ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                        14

PART F/S   FINANCIAL STATEMENTS AND EXHIBITS                                F-1

PART III   INDEX TO EXHIBITS                                                16

Part I.

Item 1   DESCRIPTION OF BUSINESS

GENERAL DEVELOPMENT

HARVEY WESTBURY CORP. (hereinafter referred to as "Registrant", "Harvey", "Harvey Westbury" or the "Company") was incorporated on June 8, 2004, in the State of Nevada, and was merged with Harvey Westbury Corp., a New York corporation, on November 8, 2004 (hereinafter referred to as Harvey NY). Harvey NY had been a wholly owned subsidiary of The Harvey Westbury, Inc., formerly The Auxer Gold Mines, Inc., since October 25, 1996. Harvey NY was spun-off from its former parent during January, 2003. Harvey NY had been, and the Registrant is, a light manufacturer and wholesaler of aftermarket automotive products.

BUSINESS OF ISSUER

The assets acquired from its former parent comprised light manufacturing and packaging equipment, as well as office equipment and supplies.

Industry Overview

The following is an overview of the competition:

First Brands, Inc. located in Danbury, Connecticut. This public company is listed on the New York Stock Exchange under the symbol FBR. It sells car care products consisting of waxes and polishes. Its principal brand name is STP, which is an automotive additive. The brand name for which it markets its wax is known as Simoniz. The product has been in existence since the mid 1900's and is traditionally packaged in a yellow metal container to include various sizes.

Turtle Wax, Inc. located in Chicago, Illinois. This private company has several branches located throughout the nation. Over the years this company has developed several car care trademarks and brand name subsidiaries such as Lubricating 2001, Finish 2001, Formula 2001, and CD-2. Its most recognized national brand name is Turtle Wax. Turtle Wax, Inc. has strong distributor and major retailer penetration and undertakes extensive marketing and advertising to help support its products.

Minnesota, Mining and Manufacturing, also known as 3M located in St. Paul,
Minnesota: This public company listed on the New York Stock Exchange symbol MMM, is a major leader in several industries including the automotive and marine industries. 3M's strength is its brand name recognition.

Other Competition:

Other major competitors in the wax and polish industry include BLUE CORAL, owned by Quaker State and StarBrite Distributors, Inc. located in Florida. Another popular brand name called MOTHER'S located in Huntington Beach, California has a complete car care product line to compliment its wax items.

Formula 2000 Ultimate Product Line: The Engine Treatment and Oil Additive market is part of the Automotive Aftermarket Parts & Accessories Industry and Harvey categorizes it within the chemical products group. Currently, the distribution of engine treatments by the Company is accomplished solely over the internet.

The high-end brand names, where Formula 2000 Ultimate intends to be associated, are products such as Slick 50, Duralube, MotorUp, and Prolong, which dominate the retail shelves.

The mid-range products consist of non-brand name products and private label such as TM8, Tech2000, made for Wal-Mart, and Lubricator2001 made by Turtlewax. Typically, these products include PTFE, a non-stick chemical, and low-end oil additives packages. The low end products consist of additional private label brands and STP's brand of oil additives. Typically, these products consist only of low-end packages that include cleaners and low-grade oil alternatives.

The main competition within the marketplace comes from well-known names from the automotive industry to include First Brands and Blue Coral, a wholly owned subsidiary of Quaker State.

First Brands: This company has a recognized name in oil additives and engine treatments with its brand name, STP. STP's product line is positioned as a low-end product line with multiple product additives. The products are typically a quality motor oil mixed with old, well known, low-end additive packages. STP offers a full line of additive products.

Quaker State: Is a public company recognized for its line of motor oil products. However, the company owns the well recognized car care products company, Blue Coral. Blue Coral acquired the Slick50 in 1994. Slick50's initial engine treatment product was primarily a quality motor oil and PTFE, a non-stick chemical, sometimes better recognized as DuPont's Teflon. Additionally, Blue Coral has introduced a full line of additives and gas treatments as well as semi-synthetic and full synthetic engine treatments.

DuraLube: This company is private and located in Eden, New York. DuraLube is most noted for introduction of the chlorine-based treatments. DuraLube contends its product is no longer chlorine-based. DuraLube offers a full line of additives and treatments.

MotorUp: MotorUp is private and represents a small share of the market at 1% to 3% . MotorUp is located in Philadelphia. Additionally, this company popularized the 15 oz. bottle, satisfaction guaranteed and A No Oil Change product. MotorUp has a full line of additives including simple quality oil mixed with a strong additive package. Currently, MotorUp is moving away from infomercials and establishing distributors and retailers. The product can be found in some of the less prominent retailers on special isle shelving.

EasyTest Product Line:

Antifreeze & Battery Testers: The tester market primarily consists of a DIY, or do it yourselfer client base. The distribution chain from manufacturer to end-user, or consumer, generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber, or reseller, and/or retailer. The consumer can then purchase from the retailer to complete the chain. The typical third level outlets are made up of automotive retailers, service stations, convenience stores, grocery stores, etc.

Since the Easy-Test line offers several other products, Harvey also acts as its own distributor.

The following is an overview of the competition:

Joni Enterprises, Ltd. located in Taiwan, Republic of China. This company has been competing with Harvey Westbury for over twenty years and currently leads the market as the primary manufacturer. Joni also carries a small automotive windshield accessory line.

Thexton Mfg., Co. located in Minneapolis, Minnesota. This company only makes larger, professional type testers, which, furthermore, represents less than twenty percent of its entire revenue. The company primarily specializes in automobile repairs and service equipment.

Wilmar Corporation located in Seattle, Washington. This company specializes in manufacturing plastic products. It is currently importing several items to increase its catalog selection and acts as a distributor to several major retail chains.

Custom Accessories, INC. located in Niles, Illinois. This private company specializes in automotive parts.

Carbon Monoxide Testers:
------------------------

Market & Competition:

Carbon Monoxide is a colorless, odorless, poisonous gas byproduct of burning oils and other fuels. It is quickly absorbed by the body and causes symptoms such as headache, dizziness, irritability, and nausea. Higher concentrations of the gas are lethal. The distribution chain from manufacturer to end-user, or consumer, generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells the product to the Jobber, or reseller, and/or retailer. The consumer can then purchase from the retailer to complete the chain. The common retail sources for these particular items are the major Discount Chains such as Kmart and Home Depot.

Harvey currently directs its marketing efforts towards the aviation and automotive safety arena. Several state and local municipalities mandate these detectors for their department vehicles, as well as regulated flight school facilities. The third aspect of growth is in technology. Harvey Westbury is one of the few organizations that distribute the chemically treated indicator disk, which currently acts as the main component in battery- powered models.

The competition within this industry is as follows:

First Alert, Inc. - located in Aurora, Illinois. This is a public company that introduced the CO detector. This company's primary source of revenue is from smoke detectors. First Alert, Inc. products are retailed under the brand name First Alert that offers a complete line of gas detectors.

Quantum Group, Inc. - located in San Diego, California. This private company specializes in safety equipment and measuring device manufacturing. The company's full line of products is marketed under two brand names, COSTARJ, and Quantum.

Other Competition:

Several other brand name companies exist in the market. Such competitive brand names are Nighthawk, Lifesaver, S-Tech, American Sensors, Air-Zone, Emerson, Macurco, and Safety1st.

Review Of Products

The automotive group's revenues are currently approximately divided as follows:
Waxes and polishes-45%; oil and air filters-45%; and, all other products-10%.

Garry's Royal Satin Products:
-----------------------------

Royal Satin Supreme: The product was designed with the intent to provide an even longer lasting shine and better durability than King's Ransom for clear-coat finishes.

Cream Paste Cleaner Wax: The product is used by detailing professionals. Its blend of waxes and cleaner offers a one-step cleaning and waxing option or can be applied after a compound in detailing practices.

Heavy Duty Rubbing Compound: This product is intended to complement to Harvey Westbury Corp.'s cleaner wax for difficult oxidation problems that are too difficult for normal oxidation.

Finishing Polish: The product offers the detailer an extra layer of protection that is intended to get them through an entire season. Cleaner waxes on the market typically fall short of performing more than 4 months. This polish and protector is intended to give the boating enthusiast extra months of added shine and protection from oxidation.

Formula 2000 Ultimate Product Line: Harvey Westbury markets a synthetic lubrication product designed for engines and transmission lubrication enhancement. In 1997, Harvey Westbury Corp. created a new formula and now markets this formula under the name "Formula 2000 Ultimate."

EasyTest Product Line:
----------------------

The Easy Test product series was founded by Harvey Westbury. The products consist of 3 types of antifreeze and battery testers, a carbon monoxide tester, and drain plug series.

Antifreeze & Battery Testers: The Harvey Westbury tester products are manufactured in China, and assembled and packaged at the Company's facility in Paterson, New Jersey. The main products are anti-freeze and battery testers, which come in three different sizes. The first type is a five-ball tester that consists of a four-inch glass catheter, assembled together with a vinyl squeeze bulb and dispensing tail. The working components in these items are five specific gravity balls that float at different concentrated levels of the solution being tested. The solution for the anti- freeze test involves a water to anti-freeze mix, while the battery test involves a water to acid mix. Once the items are manufactured and assembled, they are then packaged for retail distribution using Harvey Westbury's in-house machinery and equipment. The same concept applies to the other two size types, which are much larger and resemble a French horn and turkey-baster in their respective shapes.

Crankcase Drain Plug Series - oil drain plugs: Two series of crank case drain plugs are currently packaged by Harvey Westbury Corp. The group actively markets the CDP series that is a strong rubber plug complete with an inserting tool. The product is marketed to the do it yourself market and the quick oil change chains. The product is purchased in single or six pack blister pack options. The second series is a metal screw in product. The product is self-tapping.

Carbon Monoxide Testers: Harvey Westbury assembles and packages Carbon Monoxide devices that alert the consumer to the presence of carbon monoxide by changing color. This small indicator is roughly 2" in diameter and is comprised of a proprietary blend of chemicals, which react to carbon monoxide. The pill indicator is affixed to an adhesive backed plastic applicator that allows the item to be placed almost anywhere. In addition, the pill indicator changes back to its original color after the carbon monoxide is removed which makes the item reusable.

Depending on the surrounding climate, these detectors can last up to a full year. Harvey Westbury offers two types of testers based on their levels of detection sensitivity. Since carbon monoxide is measured in Part Per Millions, one tester will react to carbon monoxide dosages of 50ppm and the other will react at 100ppm.

Fleet Drain Plug Series: The Fleet drain plug series is an imported product. The product is generally designed for large construction and farm equipment as well as RVs. The product comes as a kit. The product allows the user to insert a drain tube by screwing onto a permanent attachment to vehicles.

Marketing

Harvey's web sites, which were introduced in 1999, are designed to assist in marketing and sales lead generation. Due to the introduction of the web sites, Harvey's Formula 2000 Ultimate, Easy Test, and Garry's product lines have received requests for information on distribution both domestically and internationally.

Harvey is engaged in business in several markets. Harvey Westbury is conducting business with automotive retailers and distributors as well as marine retailers and distributors. Harvey Westbury's revenues are less then 20% with any individual customer. While the Harvey Westbury is not engaged in any formal contracts with identified volumes, it has arrangements to private label for Warren Distribution for Polar products and CarQuest Inc. for CarQuest products. Harvey's products are packaged under several other unknown brand names since the products are sold in bulk and packaged by other companies.

Harvey has an arrangement with Warren Distribution to use the trademark Polar on its Easy Test Anti-freeze and Battery Tester products, to be distributed through Warren Distribution.

The Company is currently devoting its entire sales and marketing efforts toward the wax line and its filter lines employing the strategies outlined below:

Garry's Royal Satin Product Line: Garry's Royal Satin Marine Products: In 2005, Harvey Westbury intends to continue focus on its sales and distribution efforts for its marine products in the United States. Harvey Westbury intends to promote Garry's Royal Satin Marine products through local and regional magazine advertisements, discounted sales promotions, and distribution of samples, and promotions at industry tradeshows.

The Company's Diamond Filter lines are comprised of air filters, fuel filters and oil filters.

Sources And Suppliers

The Automotive Group currently has no contracts or arrangements with subcontractors and/or suppliers. Therefore, the Automotive Group may be at risk due to its inability to obtain products from its manufacturers in a timely fashion. The risk is minimal since the raw materials for all of the Company's current products are easily accessible and several sources exist.

Harvey's Easy Test Anti-freeze and Battery Testers. The 501 series testers are imported from China and packaged in the Company's Paterson, New Jersey facility. The 701 and 901 series testers are assembled by the supplier and packaged in Harvey Westbury's Paterson, New Jersey facility. The Harvey Westbury does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. Harvey sells automobile accessories under the name Easy Test.

Harvey Westbury's Garry's chemical based products are manufactured and packaged by a third-party chemical manufacturer in New York. Harvey Westbury does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. The formulations for the products were developed by the manufacturer. Harvey Westbury created the formulas for Garry's Royal Satin and Garry's Royal Satin Liquid. The name Garry's Royal Satin is not a registered trademark. The Garry's Royal Satin products are marketed and sold by Harvey Westbury.

Formula 2000 Ultimate products are manufactured and packaged by third-party chemical manufacturers in New York. Harvey Westbury does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. Auxer created the formula for these products that are currently marketed under the "Formula 2000 Ultimate" name which is marketed and sold by Harvey Westbury. The name Formula 2000 Ultimate is not a registered trademark.

We have a market position of less than 5% for any of our products.

Garry's Royal Satin Product Line for Automotive, Marine & Aviation: The Wax and Polish market is mainly comprised of waxes, polishes, and Protectants. The care products industry is comprised of multiple types of products and brand names. Any area or component of one vehicle has a particular product made to clean and/or protect it. The products, mechanically, generally come in either aerosol cans or plastic spray bottles with a typical range to include lubricants, cleaners, sealants, adhesives, and protectants. In addition to the Automotive Industry, Harvey Westbury is also involved in the Marine Waxes and Polishes industry.

The wax market primarily consists of what Harvey Westbury terms Do It Yourselfer client base. The distribution chain from manufacturer to end-user or consumer generally follows a traditional route. It's a three level process that starts with the manufacturer wholesaler who sells to the distributor who, in turn, sells product to the Jobber, or reseller, and/or retailer. The consumer can then purchase from the retailer to complete the chain. Major retailers command a larger influence in the industry by being their own distributors. This push has started to shift the distribution chain towards a two step process, which entails the wholesaler selling direct to the retailer. Under this method, the retailer can now handle more volume than the distributor, in most cases, and is able to demand lower purchase levels. Electronic Data Inquiry systems are also becoming more accepted by major retailers. These systems make it easier to order directly from the manufacturer.

Harvey falls into the first level of distribution. It is a manufacturer and distributor of Garry's, which is its own line of car care products to include waxes, pastes, cleaners & Protectants.

There are three primary strategies from which Harvey Westbury intends for this segment of its business to provide opportunity for growth. The first of which is better and more appealing packaging. Few product lines offer attractive, screw top containers. The second is the one- step application process. Finally, sales support can play a big factor. Market penetration exists for those manufacturers who supply assistance with sales support. Harvey Westbury has just introduced a new packaging scheme for its Royal Satin Wax Garry's line that involves a new twist off plastic container for convenience along with a new color and label design.

Major Customers

Harvey Westbury sells product to many national and international distributors and retailers, such as Atlantic Pacific, Boater's World and Warren Distribution. There are no clients of the Automotive Group that represent 20% or more of the Automotive Group's total revenues. Management does not believe it is dependent on any one or a few major clients at this time.

Points Of Operation

Harvey Westbury maintains its headquarters and administrative operations in Paterson, New Jersey.

Harvey also maintains its main sales office in Paterson, New Jersey. Harvey Westbury packages and warehouses its products in Paterson, New Jersey. The Easy Test product components are primarily manufactured by various vendors throughout the United States and internationally and assembled/packaged at the Paterson, New Jersey location. Garry's waxes, polishes, and chemicals, as well as Formula 2000 Ultimate Engine Treatment are manufactured and private labeled by several vendors throughout the United States and warehoused at the Paterson, New Jersey location.

Government Regulation

While numerous government regulations are developed directed at the automotive and marine industries on an on-going basis; the Registrant does not believe that there are any significant government regulations pending that would impact the current product categories that Harvey is currently marketing and selling, except for EPA Clear Air regulations that will cause a reformulation of the entire wax line. The cost associated with compliance with these new regulations is de minimis. Harvey does not have any material costs associated with the compliance of any environmental laws.

Intellectual Property

Harvey does not own any material property in the form of patents. The Registrant does not have any contractual agreement or licensing arrangements for its products. There are no patents held by third parties. Additionally, Harvey Westbury sells waxes and polishes under the name Garry's Royal Satin, which is not a registered trademark. Harvey Westbury previously was a distributor for Garry's Laboratories based in Buffalo, New York. Garry's Laboratories registered and owned the trademark. However, Garry's Laboratories ceased doing business and the trademark registration expired. Harvey Westbury has continued to distribute the product under the trade name "Garry's Royal Satin." Harvey Westbury's Garry's chemical based products are manufactured and packaged by a third-party chemical manufacturer in New York. The Registrant does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. The product formulations were developed by the manufacturers.

Management does not believe that the similarity could be a problem due to the fact that Formula 2000 Ultimate is categorized as an engine lubricant product and Formula 2001 is categorized as a wax and polish product. Should it ever be determined that Formula 2000 Ultimate does in fact infringe on Turtle Wax's trademark, Harvey Westbury would be required to sell its product under another name. Management does not believe that this would impact sales of this product.

Harvey Westbury does not have any contractual agreements or licensing arrangements with its suppliers for Garry's Royal Satin products. There are no patents held by third parties or by Harvey Westbury.

Harvey Westbury does not have any contractual agreements or licensing arrangements with its suppliers for these products. There are no patents held by third parties. The formulations for the products were developed by the manufacturer. Harvey Westbury owns the rights to the formulas for Garry's Royal Satin and Garry's Royal Satin Liquid. The supplier owns the rights to the formulas for the rest of the products under the Garry's line. Auxer does not have any contractual agreements or licensing arrangements with its suppliers for the Formula 2000 Ultimate products. There are no patents held by third parties. Auxer owns the rights to the formula for these products.

Employees

Harvey has 7 employees as follows: 2 - Management; 2 - Support Staff; 2 - Warehouse Staff; 1 - Sales Staff. No employees are covered by labor agreements or contracts.

Registrant's principal executive offices are at 18B East Fifth Street, Paterson 07524. Telephone (973) 684-0800.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and notes. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from Management's expectations. Factors that could cause differences include, but are not limited to, continued reliance on external sources on financing, expected market demand for Harvey Westbury's products, fluctuations in pricing for products distributed by Harvey Westbury's subsidiaries and products offered by competitors, as well as general conditions of the telecommunications and automotive marketplace.

Results of Operations for the Three Months Ended March 31, 2005 and 2004.

Harvey Westbury had sales of $135,509 for the quarter ended March 31, 2005 as compared to sales of $160,326 for the quarter ended March 31, 2004. The decrease in sales was attributed to the decrease in automotive sales.

Harvey Westbury had net losses of $81,349 for the quarter ended March 31, 2005 as compared to net losses of $43,759 for the quarter ended March 31, 2004. The decrease in net losses was primarily attributed to the relative decrease in sales combined with the reduced General and Administrative expenses initiated as part of the restructuring after the first quarter of 2004.

Harvey Westbury had general administrative expenses of $89,349 for the Quarter ended March 31, 2005 as compared to general administrative expenses of $95,554 for the quarter ended March 31, 2004. The decrease in these expenses was attributed to the restructuring after the first quarter of 2004.

Harvey Westbury had interest expenses of $13,661 for the quarter ended March 31, 2005 as compared to $7,471 for the quarter ended March 31, 2004. The increase in these expenses was attributed to the high rate interest loans acquired to fund the business operations and purchase needed inventory.

Results of Operations for the Twelve Months Ended December 31, 2004 and 2003

Harvey Westbury had sales of $569,056 for the twelve-month period ended December 31, 2004 as compared to sales of $634,717 for the twelve-month period ended December 31, 2003. The decrease in sales was attributed to the decrease in automotive sales.

Harvey Westbury had net losses of $285,783 for the twelve-month period ended December 31, 2004 as compared to net losses of $182,248 for the twelve-month period ended December 31, 2003. The increase in net losses was primarily attributed to the increased cost of goods sold on falling revenues.

Harvey Westbury had general administrative expenses of $392,674 for the twelve-month period ended December 31, 2004 as compared to general administrative expenses of $381,724 for the twelve-month period ended December 31, 2003. The increase in these expenses was attributed to the cost of professional services.

Harvey Westbury had interest expenses of $47,873 for the twelve-month period ended December 31, 2004 as compared to $49,117 for the twelve-month period ended December 31, 2003. The decrease in these expenses was due to the reduction of the interest rates.

Our principle source of revenue for the twelve month period ending December 31, 2004 was the sale of the automotive inventory. Additional funding was provided by an approved banking credit line; as well as substantial loan contributions from the President and CEO.

Sources of Liquidity

For the quarter ended March 31, 2005, we paid for operations through substantial loan contributions by the President and CEO. We had Notes Payable of $225,454, had other notes payable to officers of $265,832, and other long term debt of 39,434 on March 31, 2005. We have a loan outstanding against its inventory of $20,853 under a security agreement with Quantum Corporate Funding Ltd. Management also provided guarantees of the repayment of loans. For the quarter ended March 31, 2005, we issued 125,000 shares of common stock valued at par to provide for services rendered and consulting requirements.

In comparison for the quarter ended March 31, 2004, we paid for operations by raising $201,906 through debt borrowing after payment to short term debts. We had Notes Payable to shareholders of $270,633, had Other Notes Payable of $222,530 and other long term debt of $40,336 on March 31, 2004. We did not sell or issue any common stock to provide for services rendered, consulting requirements and operating and investment activities during the quarter ended March 31, 2004.

Item 3.  DESCRIPTION OF PROPERTY

         The Company leases 1000 square feet of office and 9000 square feet of warehouse space at its Paterson address on a 2 year lease ending September 30, 2006, providing for monthly payments of $3600 through September 2005, and $3,708 during the year ending September, 2006.

 Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 2005, of each officer or director of the Company, by each person or firm who owns more than 5% of the Company's outstanding shares and by all officers and directors of the Company as a group.

                                Number of               Percentage
                                Shares                  of Shares
Name                            Owned                   Owned
-----------------------        -----------              ----------
Eugene Chiaramonte, Jr.
18B East Fifth Street
Paterson, NJ 07524              8,000,000               80.0%


Officers and
Directors as
a Group (1 person)              8,000,000               80.0%

--------------------------

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Registrant submitted no matters to a vote of its security holders during its fiscal year ended December 31, 2004.


Item 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF
          REGISTRANT

Name                             Age         Position
-----------------------          ---         ------------------------
Eugene Chiaramonte, Jr.           59         President, Sole Director

Eugene Chiaramonte III            35         Chief Financial Officer
                                             Secretary

         Eugene Chiaramonte, Jr. has been President and director of the Company since inception. Previously, he served as Director, President and Chief Executive Officer of The Auxer Group, Inc. from April 1995 to January, 2003. He assumed the position of Secretary and Treasurer in 1998. Mr. Chiaramonte was a founder and has served as Director and Secretary of the Auxer Group's subsidiary, CT Industries, Inc. from June 1994 to January, 2003. In addition, he served as Director and Secretary of the Harvey NY from October 1996 until merged with the Company in November, 2004, and he was a co-founder, Director and Secretary of Hardyston Distributors from April 1999 until cessation of its business in 2003. He was also a Director and Secretary of Auxer Telecom Inc. from August 2000 until January 2003. Mr. Chiaramonte is also the Vice President and Director of Quest Minerals and Mining Corporation, a publicly traded coal company.

         Eugene Chiaramonte III has served as Chief Financial Officer and Secretary of the Company since inception. Previously he was an accountant for The Auxer Group, Inc., and its subsidiaries, from November, 1996 until January, 2003. He then served as an accountant for Harvey NY until the merger with the Registrant in November, 2004. Mr. Chiaramonte received his B.S. degree from Montclair State University in Montclair, New Jersey in business administration with concentration in accounting and finance in 1993. He is the son of the President of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was paid to any officer or director of the Company during the fiscal year ending December 31, 2004.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January, 2003, Eugene Chiaramonte, Jr., converted $44,127 owed to him by Harvey NY into an 80% interest in Harvey NY. Upon merger with the Registrant Mr. Chiaramonte received 8,000,000 common shares of the registrant in exchange for his Harvey NY shares.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock is 250,000,000 shares, consisting of 240,000,000 shares of Common Stock, having a par value of $.001 per share and 10,000,000 shares of preferred Stock, having a par value of $.001 per share. As of March 31, 2005, we had issued 10,125,000 shares of Common Stock and no shares of Preferred Stock.

As of March 31, 2005, there were no shares of common stock reserved for any option plan and hence no options have been granted or exercised.

The following brief description of our common stock and preferred stock is subject in all respects to Nevada law and to the provisions of our Articles of Incorporation, as amended (the "Articles") and our Bylaws, copies of which have been filed as exhibits to this registration statement.

COMMON STOCK

Each share of our common stock entitles the holder to one (1) vote on all matters submitted to a vote of the stockholders. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of our common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of our common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon our liquidation, dissolution or winding up, after payment to creditors, the holders of our common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to our common stockholders. Our Bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting. Our common stock has no preemptive rights or no subscription, redemption or conversion privileges.

Our Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of our common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of our existing shares of our common stock now issued and outstanding.

PREFERRED STOCK

Under the Company's Certificate of Incorporation, the Board of Directors has the power, without further action by the stockholder, to designate the relative rights and preferences of the Company's preferred stock, when and if issued. Such rights and preferences could include preferences, any of which may be dilutive of the interest of the holders of Common Stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of the Common Stock.

Dividends

Holders of our preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of our preferred stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefore.

Conversion

There are no convertible securities outstanding and no convertibility rights have been given to any class of Preferred Stock although the Board is empowered to create such rights.

Transfer Agent

The transfer agent and registrar for our common stock is Interstate Transfer Agent, 874 E. 5900 South, Salt Lake City, Utah 84107.

PART II

ITEM 1.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (a) The company's Common Stock has not traded from inception to the date of this registration statement.

         (b) As of March 31, 2005, there were approximately 414 record holders of the Company's Common Stock.

         (c) No dividends were paid during the fiscal year ending December 31, 2004.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings involving the company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not change accountants for the fiscal year ending 2004.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITES

The only sales of unregistered securities of the Registrant during the past three fiscal years were:

No sales of unregistered securities have been made by the Registrant since inception, except for 125,000 shares issued to U.S. Capital Partners, Inc. on March 2, 2005 valued at $125.00 for consulting services.

Harvey NY issued 8,000,000 shares of common stock to Eugene Chiaramonte, Jr. in exchange for debt of $44,127 on January 9, 2003. These shares were exchanged for 8,000,000 shares of the Registrant's restricted common stock on October 5, 2004.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws includes provisions to eliminate, to the full extent permitted by Nevada General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The By-Laws also include provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Nevada, indemnify any director or officer. The Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation.

Section 78.7502(1)(b) of the Nevada Revised Statutes provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 78.7502(2)(b) of the Nevada Revised Statutes states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 78.7502(3) of the Nevada Revised Statutes provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of section 78.7502, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 78.751(1) of the Nevada Revised Statutes states that any discretionary indemnification under NRS Section 78.7502 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (1) and (2) of NRS 78.7502. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Section 78.751(2) of the Nevada Revised Statutes provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 78.7502. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 78.751(3)(a) of the Nevada Revised Statutes states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 78.7502 and 78.751 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 78.752 of the Nevada Revised Statutes provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of section NRS 78.7502.

Section 78.751(3)(b) of the Nevada Revised Statutes states that the indemnification and advancement of expenses provided by, or granted pursuant to, sections 78.7502 and 78.751(1) and (2) shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

Part F/S   FINANCIAL STATEMENTS AND EXHIBITS

PART III   INDEX TO EXHIBITS

ITEM 1.  INDEX TO EXHIBITS                                               Page #

         (2) (A)  Certificate of Incorporation                            18
         (2) (B)  By-Laws                                                 19

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HARVEY WESTBURY CORP.


                                       BY: /s/ EUGENE CHIARAMONTE, JR.
                                           -------------------------------------
                                           Eugene Chiaramonte, Jr.
                                           President and Director


                                       BY: /s/ EUGENE CHIARAMONTE, III
                                           -------------------------------------
                                           Eugene Chiaramonte, III
                                           Chief Financial Officer

                              HARVEY WESTBURY CORP.
                              FINANCIAL STATEMENTS





                The following financial information is unaudited.
                          FOR MANAGEMENT PURPOSES ONLY.


                              HARVEY WESTBURY CORP.

                                 BALANCE SHEET
                                   (Unaudited)

                                                       March 31,     December 31,
                                                         2005           2004
                                 ASSETS               (unaudited)    (unaudited)
                                                     ------------   ------------
Current Assets
  Cash                                                $     13,058   $      4,136
  Receivables                                               33,107         20,212
  Inventory, net (Note 6)                                  107,592        104,470
  Long-term Receivables,net (Note 5)                        10,893         10,893
                                                      ------------   ------------
    Total current assets                                   164,650        139,711

Property & Equipment, net (Note 4)                           7,333          8,399
Prepaid Inventory                                               --         14,068
Security Deposits                                            5,132          5,132
                                                      ------------   ------------

    TOTAL ASSETS                                      $    177,115   $    167,310
                                                      ============   ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Accounts payable and accrued expenses               $    231,732   $    137,802
  Notes payable (Note 7)                                   225,454        222,530
                                                      ------------   ------------

    TOTAL CURRENT LIABILITIES                              457,186        360,332

Long term debt (Note 7)                                    305,270        310,969
                                                      ------------   ------------

    TOTAL LIABILITIES                                      762,456        671,301

Commitments and Contingencies

Stockholders' equity (deficit)
  Preferred stock, par value $0.001,
    10,000,000 shares authorized,
  Common stock, par value $0.001,
    240,000,000 shares authorized,
    issued and outstanding 10,125,000 shares
    at March 31, 2005 and 10,000,000 at
    December 31, 2004                                       10,125          1,000
  Paid-in capital                                        1,254,767      1,263,892
  Deficit                                               (1,850,234)    (1,768,883)
                                                      ------------   ------------

Total Stockholders' Equity (Deficit)                      (585,341)      (503,991)
                                                      ------------   ------------

     TOTAL LIAB. AND STOCKHOLDERS' EQUITY (DEFICIT)   $    177,115   $    167,310
                                                      ============   ============

                       See Notes to Financial Statements.


                              HARVEY WESTBURY CORP.

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                        For the Three Months Ended
                                                                 March 31,
                                                           2005            2004
                                                       ------------    ------------
Revenue:
  Sales                                                $    135,509         160,326

COGS:
  Cost of Sales                                        $    112,791          99,841
                                                       ------------    ------------
Operating Expenses:
  General & Administrative                                   89,341          95,554
  Interest                                                   13,661           7,471
  Depreciation                                                1,065           1,219
                                                       ------------    ------------

          Total Operating Expenses                          104,067         104,244
                                                       ------------    ------------

Net loss                                               $    (81,349)   $    (43,759)
                                                       ============    ============

Basic and diluted loss per common share                $     (80.31)   $     (43.76)
                                                       ============    ============

Weighted average common shares outstanding                    1,013           1,000
                                                       ============    ============

                       See Notes to Financial Statements.

                              HARVEY WESTBURY CORP.

             STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
                 For the years ended December 31, 2004 and 2003
             and the Three Months Ended March 31, 2005 (Unaudited)


                                           Common Stock             Preferred Stock      Additional
                                    --------------------------    -------------------     Paid-in
                                      Shares          Amount       Shares     Amount      Capital        Deficit          Totals
                                    -----------    -----------    --------   --------   -----------    -----------    -----------
Balances at
 December 31, 2002                           --    $        11          --   $     --                  $(1,158,063)   $(1,158,063)

Net loss                                     --             --          --         --            --       (147,796)      (147,796)
                                    -----------    -----------    --------   --------   -----------    -----------    -----------

Balances at
 January 1, 2003                             --             11          --         --            --     (1,305,859)    (1,305,848)

January 9, 2003 - SPIN OFF
 from parent company (20% Awarded
 to existing shareholders of
 parent co.)                              1,000             11                            1,264,882                     1,264,893

Balances at
 December 31, 2003                        1,000    $        11          --   $     --     1,264,882    $(1,305,859)   $   (40,966)
Balance adjustment                                                                                           5,005
Net loss                                     --             --          --         --            --       (182,248)      (182,248)
                                    -----------    -----------    --------   --------   -----------    -----------    -----------

Balances at
 January 1, 2004                          1,000             11          --         --     1,264,882     (1,483,102)      (218,209)

October 5, 2004 -
 Company Re-organization
 (Reverse merger authorizing
 240,000,000 shares common and
 10,000,000 preferred
 @par value, $.001)                      (1,000)           (11)                          (1,264,882)                   (1,264,893)

October 5, 2004 -
 Company Re-organization
 (Reverse merger authorizing
 240,000,000 shares common and
 10,000,000 preferred
 @par value, $.001)                  10,000,000         10,000                            1,254,893                     1,264,893

Net Loss for year ended
 December 31, 2004                                                                                        (285,783)      (285,783)
                                    -----------    -----------    --------   --------   -----------    -----------    -----------
Balances at
  January 1, 2005                    10,000,000    $    10,000          --   $     --     1,254,893    $(1,768,885)   $  (503,992)

March 2, 2005 - Issued Common
 Stock for Consulting                   125,000            125                                 (125)                           --

Net Loss for three months ended
 March 31, 2005                                                                                            (81,349)       (81,349)
                                    -----------    -----------    --------   --------   -----------    -----------    -----------
Balances at
  March 31, 2005                     10,125,000    $    10,125          --   $     --     1,254,768    $(1,850,234)   $  (585,341)
                                    ===========    ===========    ========   ========   ===========    ===========    ===========

                       See Notes to Financial Statements.


                              HARVEY WESTBURY CORP.
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                           For the Three Months Ended
                                                                    March 31,
                                                           ---------------------------
                                                               2005           2004
                                                           ------------   ------------
Operating Activities
--------------------
  Net loss                                                 $   (285,783)  $   (182,248)
  Adjustments to reconcile net (loss)
   to net cash provided
   (used) by operating activities:
  Depreciation                                                    4,876          6,306
  Interest Accrued
  Capital adjustment                                              5,005          5,005
  Changes in operating assets and liabilities:
  (Increase) decrease in receivables                             71,026        (84,103)
  Increase (decrease) in accounts payable
   and accrued expense                                           30,179         60,785
                                                           ------------   ------------
  Net cash provided(used) by operating activities              (174,697)      (194,255)

Investing Activities
--------------------
  Equipment purchased                                                --             --
  Security Deposits                                                  --
                                                           ------------   ------------
  Net cash (used) by investing activities                            --             --

Financing Activities
--------------------
  Sale of Common Stock                                               --
  Repayment of Loans                                             67,623             --
  Other loans                                                    93,500        201,906
                                                           ------------   ------------
  Net cash provided by financing activities                     161,123        201,906
                                                           ------------   ------------
  Increase (decrease) in cash                                   (13,574)         7,651
  Cash at beginning of period                                    17,710         10,059
                                                           ------------   ------------
  Cash at end of period                                    $      4,136   $     17,710
                                                           ============   ============

Supplemental Disclosures of Cash Flow Information:
  Cash paid during year for:
    Interest                                               $     47,873   $     49,117
                                                           ============   ============
    Income taxes                                           $         --   $         --
                                                           ============   ============

                       See Notes to Financial Statements.

                             HARVEY WESTBURY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2005
                                  (Unaudited)

Note 1 - ORGANIZATION

         Harvey Westbury Corp., (the "Registrant" or the "Company") was incorporated in Nevada on June 8, 2004 for the purpose of seeking and consummating a merger or acquisition with another business entity.

         On January 9, 2003, Harvey Westbury Corp. ("Subsidiary")(a New York corporation) spun-off from its parent company. As a result of the transaction, the original equity stock of 1,000 shares were released to the company. In exchange for debt owed to the president by the parent co., the president was issued 80% of the company equity. The remaining 20% were issued to existing shareholders of the parent co.

         On October 5, 2004 Harvey Westbury Corp. ("Subsidiary")(a New York corporation) entered into an agreement with Harvey Westbury Corp. ("Parent")(a Nevada corporation). The agreement provided for "Parent" to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of "Subsidary" in a transaction accounted for as a reverse merger. As a result, "Subsidiary" is considered for accounting purposes, to be the acquiring company since the stockholders of "Subsidiary" acquired 100% of the issued and outstanding stock of "Parent". The accompaning financial statements give effect to this reverse merger.

         On February 10, 2005, Harvey Westbury Corp. was cleared by the NASD under Rule 6740 and Rule 15c-211 for an unpriced quotation of its common stock on the Pink Sheets LLC.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The unaudited financial statements of the Company include all adjustments, which include only normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the results of operations of the Company for the interim periods presented.

         Accounting Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              HARVEY WESTBURY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2005
                                  (Unaudited)

Note 3 - GOING CONCERN

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $285,783 and $182,248 for the years ended December 31, 2004 and 2003 and had a working capital deficit of $220,621 at December 31, 2004. For the three months ended March 31, 2005 the company had a net loss of $81,349. The March 31, 2005 working capital deficit is $67,082. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

         The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing product lines and increasing sales.

Note 4 - EQUIPMENT

         Equipment consisted of the following:

                                                   March 31,     December 31,
                                                     2005           2004
                                                 ------------   ------------
         Property & Equipment                    $     56,276   $     56,276
         Less accumulated depreciation                (48,943)       (47,877)
                                                 ------------   ------------

         Equipment - net                         $      7,333   $      8,399
                                                 ============   ============

Note 5 - LONG-TERM RECEIVABLES

         Long-Term receivables consisted of the following:

                                                   March 31,     December 31,
                                                     2005           2004
                                                 ------------   ------------
         Long-Term Receivables**                 $     45,637   $     45,637
         Less allowance                               (34,744)       (34,744)
                                                 ------------   ------------

         Long-Term Receivables - net $                 10,893   $     10,893
                                                 ============   ============

         ** The company acquired most of their long-term receivables from a group of customers who defaulted on a pass-thru agreement made with a third party vendor. An allowance has been posted towards these amounts in consideration for the low percentage rate of collection.

                              HARVEY WESTBURY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2005
                                  (Unaudited)

Note 6 - INVENTORY

         Inventory consisted of the following:

                                                   March 31,     December 31,
                                                     2005           2004
                                                 ------------   ------------
         Inventory**                             $    160,993   $    157,871
         Less Reserve Allowance                       (53,401)       (53,401)
                                                 ------------   ------------

         Inventory - net                         $    107,592   $    104,470
                                                 ============   ============

         ** The company carries an inventory allowance to account for excess packaging materials as well as for reduced turnover rates in certain product lines.

Note 7 - NOTES PAYABLE AND LONG-TERM DEBT

         Notes payable and Long-Term debt consist of the following:

                                                   March 31,     December 31,
                                                     2005           2004
                                                 ------------   ------------
         NOTES PAYABLE:
           FLEET SBA Credit line                 $    110,000   $    107,800
           LEASE - Copier                               1,705          1,875
           Credit Cards*                              113,749        112,855
                                                 ------------   ------------
                                                      225,454        222,530

         LONG-TERM DEBT:
           Notes Due Officers**                  $    265,832   $    270,633
           PNC BANK                                    18,585         19,483
           Quantum Corporate Funding                   20,853         20,853
                                                 ------------   ------------
                                                      305,270        310,969
         TOTAL Notes Payble and
           Long-term debt:                            530,724        533,499
                                                 ============   ============

         On January 7, 2002, the company obtained an SBA revolving credit line of $100,000 from Fleet Bank (Now Bank of America) at rate of prime plus
         6.50 percent. Each month the company is required to make a minimum principle payment of 2% of the outstanding balance plus accrued interest. The bank assesses an annual fee at a rate of 1% of the total credit line. On August 28, 2003, the credit line was increased to $110,000

                              HARVEY WESTBURY CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2005
                                   (Unaudited)

Note 7 - NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

         *The company supports its operational, general and administative expenses with the use of credit cards personally guaranteed by the officers of the company. The monthly payments are assumed by the company and the finance charges are booked as interest expense.

         **The president of the company has periodically inserted operational funding to the company from his own personal finances. The loan accrues interest at an annual rate of 8%, and a bi-weekly payment of $2,000 is drawn against the balance to lower the debt.

         On January 9, 2003, the company spun-off from its parent company. As a result of the transaction, all of the intercompany long-term debt was forgiven except for a bank loan previously guaranteed by the president. The company assumed the debt of $25,000 and accrues interest at an annual rate of 5.50%.

         On March 19, 2002 the company entered into a factoring / inventory loan agreement with a third party asset-based lendor. The factoring relationship was terminated on July 14, 2002, however, the company still carries the inventory loan and accrues interest at a rate of prime plus 4.50%. Additionally, the lendor holds UCC liens on the company inventory.

Note 8 - COMMON STOCK

         On January 9, 2003, the company spun-off from its parent company. As a result of this transaction, the original equity stock of 1,000 shares were released to the company. In exchange for debt owed to the president by the parent company, the president was issued 800 shares of the company equity as outstanding common stock. The existing shareholders of record at the time of the spin-off were issued 200 shares of the company equity as outstanding common stock.

         On October 5, 2004 Harvey Westbury Corp. ("Subsidiary")(a New York corporation) entered into an agreement with Harvey Westbury Corp. ("Parent")(a Nevada corporation). The agreement provided for "Parent" to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of "Subsidary" in a transaction accounted for as a reverse merger. As a result of this restructurring, 8,000,000 shares of common stock (80%) were issued to the president; and 2,000,000 shares of common stock (20%) were issued to the shareholders of record at the time of the spin-off.

         On February 10, 2005, Harvey Westbury Corp. was cleared by the NASD under Rule 6740 and Rule 15c-211 for an unpriced quotation of its common stock on the Pink Sheets LLC.

         On March 2, 2005, Harvey Westbury Corp. issued 125,000 shares of common stock to a third party Florida Corporation for consulting as per an agreement signed on February 1, 2005. Compensation for the consulting services, which will be due to expire on April 1, 2005, include a payment of common stock of Harvey Westbury Corp.; with the option to provide additional compensation upon mutually agreed rendered services. Services relate to corporate finance and other financial service matters. The consultant is a broker/dealer who may provide investment and merchant banking services in the future, as Harvey Westbury Corp. recognizes the substantial experience and knowledge of the consultant in matters relating to investment banking.

Note 9 - SUBSEQUENT EVENTS

         NONE

                                 HARVEY WESTBURY CORP.
                                 FINANCIAL STATEMENTS





                The following financial information is unaudited.
                          FOR MANAGEMENT PURPOSES ONLY.


                              HARVEY WESTBURY CORP.

                                  BALANCE SHEET
                                   (Unaudited)

                                                       December 31,   December 31,
                                                          2004           2003
                                 ASSETS                (unaudited)    (unaudited)
                                                      ------------   ------------
Current Assets
  Cash                                                $      4,136   $     17,710
  Receivables                                               20,212         99,179
  Inventory, net (Note 6)                                  104,470        209,374
  Long-term Receivables, net (Note 5)                       10,893          2,953
                                                      ------------   ------------
    Total current assets                                   139,711        329,216

Property & Equipment, net (Note 4)                           8,399         13,274
Prepaid Inventory                                           14,068         45,609
Security Deposits                                            5,132          5,132
                                                      ------------   ------------

    TOTAL ASSETS                                      $    167,310   $    393,231
                                                      ============   ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Accounts payable and accrued expenses               $    137,803   $    110,187
  Notes payable (Note 7)                                   222,530        222,840
                                                      ------------   ------------

    TOTAL CURRENT LIABILITIES                              360,333        333,027

Long term debt (Note 7)                                    310,969        278,413
                                                      ------------   ------------

    TOTAL LIABILITIES                                      671,302        611,440

Commitments and Contingencies

Stockholders' equity (deficit)
  Preferred stock, par value $0.001,
   10,000,000 shares authorized,
  Common stock, par value $0.001,
   240,000,000 shares authorized,
   10,000,000 shares issued and outstanding                 10,000             11
  Paid-in capital                                        1,254,893      1,264,882
  Deficit                                               (1,768,885)    (1,483,102)
                                                      ------------   ------------

Total Stockholders' Equity (Deficit)                      (503,992)      (218,209)
                                                      ------------   ------------

    TOTAL LIAB. AND STOCKHOLDERS' EQUITY (DEFICIT)    $    167,310   $    393,231
                                                      ============   ============

                       See Notes to Financial Statements.

                             HARVEY WESTBURY CORP.

                            STATEMENTS OF OPERATIONS
                 For the years ended December 31, 2004 and 2003
                                   (Unaudited)

                                                         2004           2003
                                                      ----------     ----------
Revenue:
  Sales                                               $  569,056        634,717

COGS:
  Cost of Sales                                       $  409,417        379,818
                                                      ----------     ----------
Operating Expenses:
  General & Administrative                               392,674        381,724
  Interest                                                47,873         49,117
  Depreciation                                             4,876          6,306
                                                      ----------     ----------

     Total Operating Expenses                            445,423        437,147
                                                      ----------     ----------

Net loss                                              $ (285,783)    $ (182,248)
                                                      ==========     ==========

Basic and diluted loss per common share               $  (285.78)    $  (182.25)
                                                      ==========     ==========

Weighted average common shares outstanding                 1,000          1,000
                                                      ==========     ==========

                       See Notes to Financial Statements.


                              HARVEY WESTBURY CORP.

         STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT) For the years ended December 31, 2004 and 2003 (Unaudited)


                                           Common Stock             Preferred Stock      Additional
                                    --------------------------    -------------------     Paid-in
                                      Shares          Amount       Shares     Amount      Capital        Deficit          Totals
                                    -----------    -----------    --------   --------   -----------    -----------     -----------
Balances at
 December 31, 2002                           --    $        11          --   $     --                  $(1,158,063)    $(1,158,063)

Net loss                                     --             --          --         --            --       (147,796)       (147,796)
                                    -----------    -----------    --------   --------   -----------    -----------     -----------
Balances at
 January 1, 2003                             --             11          --         --            --     (1,305,859)     (1,305,848)

January 9, 2003 - SPIN OFF
 from parent company (20% Awarded
 to existing shareholders of
 parent co.)                              1,000             11                            1,264,882                      1,264,893

Balances at
 December 31, 2003                        1,000    $        11          --   $     --     1,264,882    $(1,305,859)    $   (40,966)
Balance adjustment                                                                                           5,005
Net loss                                     --             --          --         --            --       (182,248)       (182,248)
                                    -----------    -----------    --------   --------   -----------    -----------     -----------
Balances at
 January 1, 2004                          1,000             11          --         --     1,264,882     (1,483,102)       (218,209)

October 5, 2004 -
 Company Re-organization
 (Reverse merger authorizing
 240,000,000 shares common and
 10,000,000 preferred
 @par value, $.001)                      (1,000)           (11)                          (1,264,882)                    (1,264,893)

October 5, 2004 -
 Company Re-organization
 (Reverse merger authorizing
 240,000,000 shares common and
 10,000,000 preferred
 @par value, $.001)                  10,000,000         10,000                            1,254,893                      1,264,893

Net Loss for year ended
 December 31, 2004                                                                                        (285,783)       (285,783)
                                    -----------    -----------    --------   --------   -----------    -----------     -----------
Balances at
 December 31, 2004                   10,000,000    $    10,000          --   $     --     1,254,893    $(1,768,885)    $  (503,992)
                                    ===========    ===========    ========   ========   ===========    ===========     ===========

                       See Notes to Financial Statements.


                              HARVEY WESTBURY CORP.
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                               For the Years Ended
                                                                   December 31,
                                                           ---------------------------
                                                               2004           2003
                                                           ------------   ------------
Operating Activities
--------------------
  Net loss                                                 $   (285,783)  $   (182,248)
  Adjustments to reconcile net (loss) to
   net cash provided (used) by operating
   activities:
  Depreciation                                                    4,876          6,306
  Capital adjustment                                              5,005          5,005
  Changes in operating assets and liabilities:
  (Increase) decrease in receivables                             71,026        (84,103)
  Increase (decrease) in accounts payable and
   accrued expenses                                              30,179         60,785
                                                           ------------   ------------
  Net cash provided(used) by operating activities              (174,697)      (194,255)

Investing Activities
--------------------
  Equipment purchased                                                --             --
  Security Deposits                                                  --
                                                           ------------   ------------
  Net cash (used) by investing activities                            --             --

Financing Activities
--------------------
  Sale of Common Stock                                               --
  Repayment of Loans                                             67,623             --
  Other loans                                                    93,500        201,906
                                                           ------------   ------------
  Net cash provided by financing activities                     161,123        201,906
                                                           ------------   ------------
  Increase (decrease) in cash                                   (13,574)         7,651
  Cash at beginning of period                                    17,710         10,059
                                                           ------------   ------------
  Cash at end of period                                    $      4,136   $     17,710
                                                           ============   ============
Supplemental Disclosures of Cash Flow Information:
 Cash paid during year for:
  Interest                                                 $     47,873   $     49,117
                                                           ============   ============
  Income taxes                                             $         --   $         --
                                                           ============   ============

                       See Notes to Financial Statements.

                             HARVEY WESTBURY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
                                  (Unaudited)

Note 1 - ORGANIZATION

         Harvey Westbury Corp., (the "Registrant" or the "Company") was incorporated in Nevada on June 8, 2004 for the purpose of seeking and consummating a merger or acquisition with another business entity.

         On January 9, 2003, Harvey Westbury Corp. ("Subsidiary")(a New York corporation) spun-off from its parent company. As a result of the transaction, the original equity stock of 1,000 shares were released to the company. In exchange for debt owed to the president by the parent co., the president was issued 80% of the company equity. The remaining 20% were issued to existing shareholders of the parent co.

         On October 5, 2004 Harvey Westbury Corp. ("Subsidiary")(a New York corporation) entered into an agreement with Harvey Westbury Corp. ("Parent")(a Nevada corporation). The agreement provided for "Parent" to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of "Subsidary" in a transaction accounted for as a reverse merger. As a result, "Subsidiary" is considered for accounting purposes, to be the acquiring company since the stockholders of "Subsidiary" acquired 100% of the issued and outstanding stock of "Parent". The accompaning financial statements give effect to this reverse merger.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The unaudited financial statements of the Company include all adjustments, which include only normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the results of operations of the Company for the interim periods presented.

         Accounting Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              HARVEY WESTBURY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
                                  (Unaudited)

Note 3 - GOING CONCERN

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $182,248 and $147,796 for the years ended December 31, 2003 and 2002 and has a working capital deficit of $3,811 at December 31, 2003. For the year ended December 31, 2004 the company had a net loss of $285,783. The December 31, 2004 working capital deficit is $193,022. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

         The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing product lines and increasing sales.

Note 4 - EQUIPMENT

         Equipment consisted of the following:

                                                 December 31,   December 31,
                                                     2004           2003
                                                 ------------   ------------
         Property & Equipment                    $     56,276   $     56,276
         Less accumulated depreciation                (47,877)       (43,002)
                                                 ------------   ------------

         Equipment - net                         $      8,399   $     13,274
                                                 ============   ============

Note 5 - LONG-TERM RECEIVABLES

         Long-Term receivables consisted of the following:

                                                 December 31,   December 31,
                                                     2004           2003
                                                 ------------   ------------
         Long-Term Receivables**                 $     45,637   $     37,697
         Less allowance                               (34,744)       (34,744)
                                                 ------------   ------------

         Long-Term Receivables - net             $     10,893   $      2,953
                                                 ============   ============

         ** The company acquired most of their long-term receivables from a group of customers who defaulted on a pass-thru agreement made with a third party vendor. An allowance has been posted towards these amounts in consideration for the low percentage rate of collection.

                              HARVEY WESTBURY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
                                  (Unaudited)

Note 6 - INVENTORY

         Inventory consisted of the following:

                                                 December 31,   December 31,
                                                     2004           2003
                                                 ------------   ------------

         Inventory**                             $    157,871   $    262,775
         Less Reserve Allowance                       (53,401)       (53,401)
                                                 ------------   ------------

         Inventory - net                         $    104,470   $    209,374
                                                 ============   ============

         ** The company carries an inventory allowance to account for excess packaging materials as well as for reduced turnover rates in certain product lines.

Note 7 - NOTES PAYABLE AND LONG-TERM DEBT

         Notes payable and Long-Term debt consist of the following:

                                                 December 31,   December 31,
                                                     2004           2003
                                                 ------------   ------------
         NOTES PAYABLE:
           FLEET SBA Credit line                 $    107,800   $    103,400
           LEASE - Copier                               1,875             --
           Credit Cards*                              112,855        119,440
                                                 ------------   ------------
                                                      222,530        222,840

         LONG-TERM DEBT:
           Notes Due Officers**                  $    270,633   $    233,524
           PNC BANK                                    19,483         23,260
           Quantum Corporate Funding                   20,853         21,629
                                                 ------------   ------------
                                                      310,969        278,413

         TOTAL Notes Payble and
          Long-term debt:                             533,499        501,253
                                                 ============   ============

         On January 7, 2002, the company obtained an SBA revolving credit line of $100,000 from Fleet Bank (Now Bank of America) at rate of prime plus
         6.50 percent. Each month the company is required to make a minimum principle payment of 2% of the outstanding balance plus accrued interest. The bank assesses an annual fee at a rate of 1% of the total credit line. On August 28, 2003, the credit line was increased to $110,000

                              HARVEY WESTBURY CORP.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004
                                  (Unaudited)

Note 7 - NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

         *The company supports its operational, general and administative expenses with the use of credit cards personally guaranteed by the officers of the company. The monthly payments are assumed by the company and the finance charges are booked as interest expense.

         **The president of the company has periodically inserted operational funding to the company from his own personal finances. The loan accrues interest at an annual rate of 8%, and a bi-weekly payment of $2,000 is drawn against the balance to lower the debt.

         On January 9, 2003, the company spun-off from its parent company. As a result of the transaction, all of the intercompany long-term debt was forgiven except for a bank loan previously guaranteed by the president. The company assumed the debt of $25,000 and accrues interest at an annual rate of 5.50%.

         On March 19, 2002 the company entered into a factoring / inventory loan agreement with a third party asset-based lendor. The factoring relationship was terminated on July 14, 2002, however, the company still carries the inventory loan and accrues interest at a rate of prime plus 4.50%. Additionally, the lendor holds UCC liens on the company inventory.

Note 8 - COMMON STOCK

         On January 9, 2003, the company spun-off from its parent company. As a result of this transaction, the original equity stock of 1,000 shares were released to the company. In exchange for debt owed to the president by the parent company, the president was issued 800 shares of the company equity as outstanding common stock. The existing shareholders of record at the time of the spin-off were issued 200 shares of the company equity as outstanding common stock.

         On October 5, 2004 Harvey Westbury Corp. ("Subsidiary")(a New York corporation) entered into an agreement with Harvey Westbury Corp. ("Parent")(a Nevada corporation). The agreement provided for "Parent" to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of "Subsidary" in a transaction accounted for as a reverse merger. As a result of this restructurring, 8,000,000 shares of common stock (80%) were issued to the president; and 2,000,000 shares of common stock (20%) were issued to the shareholders of record at the time of the spin-off.

Note 9 - SUBSEQUENT EVENTS

         On February 1, 2005, Harvey Westbury Corp. signed a consulting agreement with a third-party Florida Corporation, which will expire April 1, 2005. Compensation for services include a payment of 125,000 shares of common stock of Harvey Westbury Corp.; with the option to provide additional compensation upon mutually agreed rendered services. Services relate to corporate finance and other financial service matters. The consultant is a broker/dealer who may provide investment and merchant banking services in the future, as Harvey Westbury Corp. recognizes the substantial experience and knowledge of the consultant in matters relating to investment banking.

         On February 10, 2005, Harvey Westbury Corp. was cleared by the NASD under Rule 6740 and Rule 15c-211 for an unpriced quotation of its common stock on the Pink Sheets LLC.

         On March 2, 2005, Harvey Westbury Corp. issued 125,000 shares of common stock for consulting as per their agreement in February 2005.